Exhibit 99.1

BAIDU, INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”), and in thousands of U.S. Dollars (“US$”), except for number of shares and per share data)

	As of December 31, 2011	As of September 30, 2012	As of September 30, 2012
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	4,127,482	2,574,160	409,585
Restricted cash	483,387	422,068	67,157
Short-term investments	10,051,578	18,713,157	2,977,526
Accounts receivable, net	599,558	995,789	158,444
Amounts due from related parties	149,728	232,503	36,994
Deferred tax assets, net	121,411	191,774	30,514
Other assets, current	315,012	238,375	37,930

Total current assets	15,848,156	23,367,826	3,718,150

Non-current assets:
Fixed assets, net	2,744,241	3,729,489	593,414
Intangible assets, net	928,511	899,437	143,113
Goodwill	2,419,542	2,418,283	384,783
Long-term investments, net	734,360	1,093,557	174,000
Amounts due from related parties	100,000	606,996	96,582
Deferred tax assets, net	52,125	52,144	8,297
Other assets, non-current	513,606	525,648	83,638

Total non-current assets	7,492,385	9,325,554	1,483,827

TOTAL ASSETS	23,340,541	32,693,380	5,201,977

LIABILITIES AND EQUITY
Current liabilities:
Short-term loans	125,878	—	—
Accounts payable and accrued liabilities	2,545,445	3,144,258	500,296
Customer advances and deposits	1,573,967	1,913,759	304,506
Deferred revenue	62,705	38,982	6,203
Deferred income	34,779	43,920	6,988
Amounts due to related parties	—	40,851	6,500
Long-term loans, current portion	46,000	2,281,618	363,037
Capital lease obligation	17,773	37,030	5,892

Total current liabilities	4,406,547	7,500,418	1,193,422

Non-current liabilities:
Deferred income	19,942	223,516	35,565
Long-term loans	2,277,925	25,000	3,978
Amounts due to related parties	148,873	447,934	71,273
Deferred tax liabilities	131,629	220,301	35,053
Capital lease obligation	30,112	52,800	8,401

Total non-current Liabilities	2,608,481	969,551	154,270

Total liabilities	7,015,028	8,469,969	1,347,692

Commitments and contingencies
Redeemable noncontrolling interests	935,978	945,066	150,373

Equity
Class A ordinary shares, par value US$ 0.00005 per share, 825,000,000 shares authorized, and 27,111,117 shares and 27,155,937 shares issued and outstanding as at December 31, 2011 and September 30, 2012	12	12	2
Class B ordinary shares, par value US$0.00005 per share, 35,400,000 shares authorized, and 7,803,000 shares and 7,803,000 shares issued and outstanding as at December 31, 2011 and September 30, 2012	3	3	—
Additional paid-in capital	1,771,770	2,014,057	320,465
Retained earnings	13,604,334	21,242,737	3,380,018
Accumulated other comprehensive loss	(84,403)	(74,880)	(11,914)

Total Baidu, Inc. shareholders’ equity	15,291,716	23,181,929	3,688,571
Noncontrolling interests	97,819	96,416	15,341

Total equity	15,389,535	23,278,345	3,703,912

TOTAL LIABILITIES AND EQUITY	23,340,541	32,693,380	5,201,977

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

BAIDU, INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands of Renminbi (“RMB”), and in thousands of U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

	For the nine months ended
	September 30, 2011	September 30, 2012	September 30, 2012
	RMB	RMB	US$
Revenues:
Online marketing services	10,023,103	15,958,094	2,539,157
Other services	3,590	12,585	2,002

Total revenues	10,026,693	15,970,679	2,541,159

Operating costs and expenses:
Cost of revenues	(2,656,295)	(4,455,230)	(708,890)
Selling, general and administrative	(1,170,360)	(1,708,963)	(271,920)
Research and development	(920,656)	(1,603,252)	(255,100)

Total operating costs and expenses	(4,747,311)	(7,767,445)	(1,235,910)

Operating profit	5,279,382	8,203,234	1,305,249

Other income:
Interest income	259,211	613,909	97,682
Interest expense	(56,637)	(74,845)	(11,909)
Foreign exchange loss, net	(4,333)	(1,505)	(239)
Loss from equity method investments	(171,614)	(172,511)	(27,449)
Other income, net	57,193	73,727	11,731

Total other income	83,820	438,775	69,816

Income before income taxes	5,363,202	8,642,009	1,375,065

Income taxes	(784,369)	(1,034,250)	(164,564)

Net income	4,578,833	7,607,759	1,210,501

Net loss attributable to noncontrolling interests	(6,134)	(52,787)	(8,399)

Net income attributable to Baidu, Inc.	4,584,967	7,660,546	1,218,900

Earnings per share for Class A and Class B ordinary shares:
Net income attributable to Baidu, Inc. — Basic	131.43	218.66	34.79
Net income attributable to Baidu, Inc. — Diluted	131.14	218.38	34.75

Earnings per ADS (1 Class A ordinary share equals 10 ADSs):
Net income attributable to Baidu, Inc. — Basic	13.14	21.87	3.48
Net income attributable to Baidu, Inc. — Diluted	13.11	21.84	3.48

Weighted average number of Class A and Class B ordinary shares outstanding
Basic	34,884,109	34,932,111	34,932,111
Diluted	34,961,580	34,978,241	34,978,241

Other comprehensive income, net of tax
Foreign currency translation adjustment	16,917	(2,726)	(434)
Unrealized gains on available-for-sale securities	—	11,752	1,870

Other comprehensive income, net of tax	16,917	9,026	1,436

Comprehensive income	4,595,750	7,616,785	1,211,937

Comprehensive loss attributable to noncontrolling interests	(6,134)	(53,284)	(8,478)

Comprehensive income attributable to Baidu, Inc.	4,601,884	7,670,069	1,220,415

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

BAIDU, INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”), and in thousands of U.S. Dollars (“US$”))

	For the nine months ended
	September 30, 2011	September 30, 2012	September 30, 2012
	RMB	RMB	US$
Cash flows from operating activities:
Net income	4,578,833	7,607,759	1,210,501
Adjustments to reconcile net income to net cash generated from operating activities:
Depreciation of fixed assets and others	558,303	926,570	147,430
Fixed assets written off	864	13,222	2,104
Amortization of intangible assets	30,932	97,723	15,549
Deferred income tax, net	(53,395)	(83,996)	(13,365)
Share-based compensation	105,387	145,743	23,190
Provision for (reversal of) doubtful accounts	1,009	(733)	(117)
Investment income	(60,599)	(512,248)	(81,506)
Loss from equity method investments	171,614	172,511	27,449
Gain on disposal of a subsidiary	—	(15,238)	(2,425)
Other noncash expenses	2,389	9,772	1,557

Changes in assets and liabilities net of effects of acquisition:
Restricted cash	(139,399)	60,735	9,664
Accounts receivable	(332,396)	(396,210)	(63,043)
Other assets	(890,231)	78,432	12,480
Amounts due from related parties	(163,229)	(290,496)	(46,222)
Customer advances and deposits	268,979	336,486	53,540
Accounts payable and accrued liabilities	606,966	512,273	81,510
Amounts due to related parties	55,913	335,038	53,309
Deferred revenue	54,290	(23,723)	(3,775)
Deferred income	24,799	212,716	33,846

Net cash generated from operating activities	4,821,029	9,186,336	1,461,676

Cash flows from investing activities:
Acquisition of fixed assets	(1,260,307)	(1,524,453)	(242,562)
Disposal of fixed assets	—	5,947	946
Acquisition of business	(1,896,443)	(96,459)	(15,348)
Acquisition of intangible assets	(425,386)	(45,702)	(7,272)
Capitalization of software costs	(29,726)	(21,865)	(3,479)
Purchase of short-term investments	(5,633,149)	(24,223,562)	(3,854,309)
Disposal and maturity of short-term investments	523,001	16,078,227	2,558,272
Purchase of long-term investments	(336,155)	(525,000)	(83,535)
Proceeds from disposal of long-term investments	12,047	—	—
Cash distribution of long-term investments	—	2,210	352
Payments to fund long-term loans to a related party	—	(302,524)	(48,136)
Payments to acquire a subsidiary’s shares from noncontrolling interests	—	(1,021)	(162)
Acquisition of long-term prepaid computer parts	(95,351)	(26,125)	(4,157)

Net cash used in investing activities	(9,141,469)	(10,680,327)	(1,699,390)

Cash flows from financing activities:
Proceeds from issuance of a subsidiary’s shares	1,020	100,460	15,985
Proceeds from short-term loans	130,966	—	—
Repayment of short-term loans	—	(125,878)	(20,029)
Proceeds from long-term loans	2,261,891	—	—
Repayment of long-term loans	—	(54,600)	(8,688)
Payment of capital lease obligation	—	(14,266)	(2,270)
Proceeds from exercise of share options	20,562	39,320	6,256

Net cash generated from (used in) financing activities	2,414,439	(54,964)	(8,746)

Effect of exchange rate changes on cash and cash equivalents	(7,409)	(4,367)	(695)

Net decrease in cash and cash equivalents	(1,913,410)	(1,553,322)	(247,155)

Cash and cash equivalents at beginning of the period	7,781,976	4,127,482	656,740

Cash and cash equivalents at end of the period	5,868,566	2,574,160	409,585

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

BAIDU, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”), and in thousands of U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

1. BASIS OF PRESENTATION

Basis of Consolidation

The unaudited interim condensed consolidated financial statements include the accounts of Baidu, Inc. (“Baidu” or the “Company”), its wholly-owned subsidiaries, its majority-owned subsidiaries, its variable interest entities (“VIEs”) and the wholly-owned subsidiaries of the VIEs.

The wholly-owned subsidiaries include:

•	Baidu Holdings Ltd. (“Baidu Holdings”),

•	Baidu Online Network Technology (Beijing) Co., Ltd. (“Baidu Online”),

•	Baidu Japan Inc. (“Baidu Japan”),

•	Baidu (Hong Kong) Limited (“Baidu HK”),

•	Baidu International Technology (Shenzhen) Co., Ltd. (“Baidu International”),

•	Baidu (China) Co., Ltd. (“Baidu China”),

•	Baidu.com Times Technology (Beijing) Co., Ltd. (“Baidu Times”),

•	Hyakudo Inc. (“Hyakudo”),

•	Baido, Inc. (“Baido”),

•	Baidu USA LLC,

•	Baidu Cloud Computing Technology (Beijing) Co., Ltd., and

•	Baidu Cloud Computing Technology (Shanxi) Co., Ltd.

The majority-owned subsidiaries include:

•	B.D. Mobile Telecommunication Limited (“B.D. Mobile”) and its wholly-owned subsidiaries, and

•	Qunar Cayman Islands Limited (“Qunar”) and its wholly-owned subsidiaries

The VIEs include:

•	Beijing Baidu Netcom Science Technology Co., Ltd. (“Baidu Netcom”),

•	Beijing Perusal Technology Co., Ltd. (“Beijing Perusal”),

•	Beijing BaiduPay Science and Technology Co., Ltd. (“BaiduPay”),

•	Baidu HR Consulting (Shanghai) Co., Ltd. (“Baidu HR”), and

•	Other VIEs effectively controlled by Qunar and B.D. Mobile

The wholly-owned subsidiaries of the VIEs include:

•	Peng Huan Asset Management (Beijing) Co., Ltd., and

•	Subsidiaries of the VIEs effectively controlled by Qunar and B.D. Mobile

The Company, its wholly-owned and majority-owned subsidiaries, VIEs and wholly-owned subsidiaries of the VIEs are hereinafter collectively referred to as the “Group.” The Group offers Internet search solutions and online marketing solutions, operates an online payment platform which enables customers to make payments online, develops and markets scalable web application software and provides related services, as well as provides human resource related services including employment agency services. The Group’s principal geographic markets are in the PRC. The Company does not conduct any substantive operations of its own but conducts its primary business operations through its wholly-owned and majority-owned subsidiaries, VIEs and wholly-owned subsidiaries of the VIEs in the PRC.

BAIDU, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”), and in thousands of U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

PRC laws and regulations prohibit or restrict foreign ownership of Internet content, advertising and employment agency businesses. To comply with these foreign ownership restrictions, the Group operates its websites and primarily provides online advertising services in the PRC through the VIEs, the PRC legal entities that were established by the individuals authorized by the Group. The paid-in capital of the VIEs was funded by the Group through loans extended to the authorized individuals. The Group has entered into certain exclusive agreements with the VIEs through Baidu Online and certain other subsidiaries (collectively “the Primary Beneficiaries”), which obligate the Primary Beneficiaries to absorb a majority of the risk of loss from the VIEs’ activities and entitle the Primary Beneficiaries to receive a majority of their residual returns. In addition, the Group has entered into certain agreements with the shareholders of the VIEs through the Primary Beneficiaries, including loan agreements for the paid-in capital of the VIEs, proxy agreements or power of attorney agreements to direct the activities that most significantly affect the economic performance of the VIEs, option agreements to acquire the equity interests in the VIEs when permitted by the PRC laws, and share pledge agreements for the equity interests in the VIEs held by the shareholders of the VIEs.

Despite the lack of technical majority ownership, there exists a parent-subsidiary relationship between the Primary Beneficiaries and the VIEs through the aforementioned agreements with the shareholders of the VIEs. The shareholders of the VIEs effectively assigned all of their voting rights underlying their equity interest in the VIEs to the Primary Beneficiaries. In addition, through the other exclusive agreements, which consist of operating agreements, technology consulting and services agreements and license agreements, the Primary Beneficiaries demonstrates their ability and intention to continue to exercise the ability to absorb substantially all of the profits and all of the expected losses of the VIEs. The VIEs are subject to operating risks, which determine the variability of the Company’s interest in those entities. Based on these contractual arrangements, the Company consolidates the VIEs as required by SEC Regulation SX-3A-02 and Accounting Standards Codification (“ASC”) subtopic 810-10 (“ASC 810-10”), Consolidation: Overall, because the Company holds all the variable interests of the VIEs through the Primary Beneficiaries.

The management believes that, (i) the ownership structure of the Company and its VIEs is in compliance with existing PRC laws and regulations; (ii) the contractual arrangements with the VIEs and their shareholders are valid and binding, and will not result in any violation of PRC laws or regulations currently in effect; and (iii) the Group’s business operations are in compliance with existing PRC laws and regulations in all material respects. However, uncertainties in the PRC legal system could cause the Company’s current ownership structure to be found in violation of existing and/or future PRC laws or regulations and could limit the Company’s ability, through the Primary Beneficiaries, to enforce its rights under these contractual arrangements. Furthermore, shareholders of the VIEs may have interests that are different than those of the Company, which could potentially increase the risk that they would seek to act contrary to the terms of the aforementioned agreements. In addition, if the current structure or any of the contractual arrangements were found to be in violation of any existing or future PRC law, the Company may be subject to penalties, which may include but not be limited to, the cancellation or revocation of the Company’s business and operating licenses, being required to restructure the Company’s operations or discontinue the Company’s operating activities. The imposition of any of these or other penalties may result in a material and adverse effect on the Company’s ability to conduct its operations. In such case, the Company may not be able to operate or control the VIEs, which may result in deconsolidation of the VIEs and their subsidiaries.

BAIDU, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”), and in thousands of U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

The following tables set forth the assets, liabilities and results of operations of the VIEs and their subsidiaries included in the Company’s condensed consolidated balance sheets and condensed consolidated statements of comprehensive income:

	As of December 31, 2011	As of September 30, 2012
	RMB	RMB	US$
Total assets	1,808,784	2,477,908	394,270
Current	1,008,640	1,062,431	169,048
Non-current	800,144	1,415,477	225,222

Total liabilities	1,456,328	1,978,806	314,856
Current	1,342,268	1,667,115	265,261
Non-current	114,060	311,691	49,595

	For the nine months ended
	September 30, 2011	September 30, 2012
	RMB	RMB	US$
Total revenues	2,812,050	4,484,424	713,535
Net income	171,500	149,291	23,754

As of September 30, 2012, there was no pledge or collateralization of the VIEs or their subsidiaries’ assets. The amount of the net assets of the VIEs, which are restricted under PRC laws and regulations, was RMB499,102 (US$79,414) as of September 30, 2012.

The unaudited interim condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). All inter-company transactions and balances among the Company, its wholly-owned and majority-owned subsidiaries, VIEs and subsidiaries of the VIEs are eliminated upon consolidation.

BAIDU, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”), and in thousands of U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

Unaudited Interim Condensed Consolidated Financial Statements

In the opinion of management, the unaudited interim condensed consolidated financial statements, which comprise the condensed consolidated balance sheet of the Company as of September 30, 2012, the condensed consolidated statements of comprehensive income and the condensed consolidated statements of cash flows for the nine-month periods ended September 30, 2011 and 2012, reflect all adjustments, consisting of normal and recurring adjustments, necessary to present fairly the Company’s consolidated financial position as of September 30, 2012, the Company’s consolidated results of operations and consolidated cash flows for the nine-month periods ended September 30, 2011 and 2012. Interim period results are not necessarily indicative of results of operations or cash flows for a full-year period. The consolidated balance sheet data as of December 31, 2011 was derived from the Company’s audited financial statements, but does not include all disclosures required by U.S. GAAP for annual financial statements.

These financial statements and the notes thereto should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2011.

Use of Estimates

The preparation of the unaudited interim condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Management evaluates estimates, including those related to the accounts receivable allowances, fair values of options to purchase the Company or its subsidiaries’ ordinary shares, fair values of certain equity investments, the purchase price allocation and fair value of noncontrolling interests with respect to the business combinations, deferred tax valuation allowance, and consolidation of VIEs, among others. Management bases the estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from these estimates.

Currency Translation for Financial Statements Presentation

Translations of amounts from RMB into US$ for the convenience of the reader have been calculated at the noon buying rate of RMB6.2848 per US$1.00 on September 28, 2012 as published on the website of the Federal Reserve Board of the United States. No representation is made that the RMB amounts could have been, or could be, converted into the US$ amounts at such rate.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following accounting policies do not include all of the significant accounting policies of the Company, which were included in, and should be read in conjunction with, the audited consolidated financial statements as of and for the year ended December 31, 2011.

Cash and Cash Equivalents

Cash and cash equivalents are stated at cost, which approximates fair value, and primarily consist of cash and investments in interest bearing demand deposit accounts, time deposits, highly liquid investments and money market funds. All time deposits, money market funds and other highly liquid investments with original maturities of three months or less from the date of purchase are classified as cash equivalents.

BAIDU, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”), and in thousands of U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

Investments

Short-term Investments

All highly liquid investments with original maturities of greater than three months, but less than 12 months, are classified as short-term investments. Investments that are expected to be realized in cash during the next 12 months are included in short-term investments.

The Company accounts for short-term investments in accordance with ASC subtopic 320-10 (“ASC 320-10”), Investments—Debt and Equity Securities: Overall. The Company classifies the short-term investments in debt and equity securities as “held-to-maturity”, “trading” or “available-for-sale”, whose classification determines the respective accounting methods stipulated by ASC 320-10. Dividend and interest income, including amortization of the premium and discount arising at acquisition, for all categories of investments in securities, are included in earnings. Any realized gains or losses on the sale of the short-term investments are determined using a specific identification method, and such gains and losses are reflected in earnings.

The securities that the Company has positive intent and ability to hold to maturity are classified as held-to-maturity securities and stated at amortized cost. For individual securities classified as held-to-maturity securities, the Company evaluates whether a decline in fair value below the amortized cost basis is other-than-temporary in accordance with the Company’s policy and ASC 320-10. If the Company concludes that it does not intend or is not required to sell an impaired debt security before the recovery of its amortized cost basis, the impairment is considered temporary and the held-to-maturity securities continue to be recognized at the amortized costs. When the Company intends to sell an impaired debt security or it is more likely than not that it will be required to sell prior to recovery of its amortized cost basis, an other-than-temporary impairment is deemed to have occurred. In these instances, the other-than-temporary impairment loss is recognized in earnings equal to the entire excess of the debt security’s amortized cost basis over its fair value at the balance sheet date of the reporting period for which the assessment is made. When the Company does not intend to sell an impaired debt security and it is more-likely-than-not that it will not be required to sell prior to recovery of its amortized cost basis, the Company must determine whether or not it will recover its amortized cost basis. If the Company concludes that it will not, an other-than-temporary impairment exists and that portion of the credit loss is recognized in earnings, while the portion of loss related to all other factors is recognized in other comprehensive income.

The securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and stated at fair value. Unrealized holding gains and losses for trading securities are included in earnings.

Investments not classified as trading or as held-to-maturity are classified as available-for-sale securities. An available-for-sale investment is reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income in shareholders’ equity. Realized gains or losses are charged to earnings during the period in which the gain or loss is realized. An impairment loss on the available-for-sale debt securities would be recognized in the consolidated statements of comprehensive income when the decline in value is determined to be other-than-temporary.

Long-term Investments

The Company’s long-term investments consist of cost method investments, equity method investments and held-to-maturity investments with original maturities of greater than 12 months.

BAIDU, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”), and in thousands of U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

In accordance with ASC subtopic 325-20 (“ASC 325-20”), Investments-Other: Cost Method Investments, for investments in an investee over which the Company does not have significant influence, the Company carries the investment at cost and only adjusts for other-than-temporary declines in fair value and distributions of earnings. Management regularly evaluates the impairment of the cost method investments based on performance and financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs. An impairment loss is recognized in the consolidated statements of comprehensive income equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value would then become the new cost basis of the investment.

Investments in entities in which the Company can exercise significant influence but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC subtopic 323-10 (“ASC 323-10”), Investments-Equity Method and Joint Ventures: Overall. Under the equity method, the Company initially records its investment at cost and the difference between the cost of the equity investee and the amount of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill, which is included in the equity method investment on the consolidated balance sheets. The Company subsequently adjusts the carrying amount of the investment to recognize the Company’s proportionate share of each equity investee’s net income or loss into consolidated statements of comprehensive income after the date of acquisition. The Company will discontinue applying the equity method if an investment, and any additional financial supports to the investee, if any, has been reduced to zero. When the equity-method investment in ordinary shares is reduced to zero and further investments are made that have a higher liquidation preference than ordinary shares, the Company would recognize the loss based on its percentage of the investment with the same liquidation preference, and the loss would be applied to those investments of a lower liquidation preference first before being further applied to the investments of a higher liquidation preference. The Company evaluates the equity method investments for impairment under ASC 323-10. An impairment loss on the equity method investments is recognized in the consolidated statements of comprehensive income when the decline in value is determined to be other-than-temporary.

Long-term held-to-maturity investments are measured in the same manner as short-term held-to-maturity investments.

Revenue Recognition

The Company recognizes revenue based on the following principles:

(1) Auction-based pay-for-performance service

The Company’s auction-based pay-for-performance (“P4P”) platform enables a customer to place its website link and related description on the Company’s search result list. Customers make bids on keywords based on how much they are willing to pay for each click to their listings in the search results listed on the Company’s website and the relevance between the keywords and the customer’s businesses. Internet users’ search of the keyword will trigger the display of the listings. The ranking of the customer’s listing depends on both the bidding price and the listing’s relevance to the keyword searched. Customer pays the Company only when a user clicks on one of its website links. Revenue is recognized when a user clicks on one of the customer-sponsored website links, as there is persuasive evidence of an arrangement, the fee is fixed or determinable and collection is reasonably assured, as prescribed by ASC subtopic 605-10 (“ASC 605-10”), Revenue Recognition: Overall.

For certain P4P customers engaged through direct sales, the Company may provide certain value-added consultative support services to help its customers to better utilize its P4P online marketing system. Fees for such services are recognized as revenue on a pro-rata basis over the contracted service period.

BAIDU, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”), and in thousands of U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

(2) Other performance-based online marketing services

To the extent the Company provides online marketing services based on performance criteria other than click-throughs, such as the number of telephone calls brought to its customers, the number of users registered with its customers, or the number of minimum click-throughs, revenue is recognized when the specified performance criteria are met together with satisfaction of other applicable revenue recognition criteria as prescribed by ASC 605-10.

(3) Time-based online advertising services

For time-based online advertising services such as text links, banners, or other forms of graphical advertisements, the Company recognizes revenue, in accordance with ASC 605-10, on a pro-rata basis over the contractual term commencing on the date the customer’s advertisement is displayed in a specified webpage. For certain time-based contractual agreements, the Company may also provide certain performance guarantees, in which cases revenue is recognized at the later of the completion of the time commitment or performance guarantee.

(4) Online marketing services involving Baidu Union

Baidu Union is the program through which the Company expands distribution of its customers’ sponsored links or advertisements by leveraging traffic of the Baidu Union members’ Internet properties. The Company makes payments to Baidu Union members for acquisition of traffic. The Company recognizes gross revenue for the amount of fees it receives from its customers. Payments made to Baidu Union members are included in cost of revenues as traffic acquisition costs.

(5) Barter transactions

The Company engages in barter transactions from time to time and in such situations follows the guidance set forth in ASC subtopic 845-10 (“ASC 845-10”), Nonmonetary Transactions: Overall. While nonmonetary transactions are generally recorded at fair value, if such value is not determinable within reasonable limits, the transaction is recognized based on the carrying value of the product or services provided. The amount of revenues recognized for barter transactions was insignificant for each of the periods presented.

In addition, the Company recognized revenues for barter transactions involving advertising in accordance with ASC subtopic 605-20 (“ASC 605-20”), Revenue recognition: Services. However, neither the amount recognized nor the volume of such transactions qualified for income recognition was significant for any of the periods presented.

In certain instances, the Company may be granted equity instruments in exchange for services. In accordance with ASC subtopic 505-50 (“ASC 505-50”), Equity: Equity-based Payments to Non-Employees, if the Company provides services in exchange for equity instruments, the Company measures the fair value of those equity instruments for revenue recognition purposes as of the earlier of either of the following dates:

•	The date the parties come to a mutual understanding of the terms of the equity-based compensation arrangement and a commitment for performance by the Company to earn the equity instruments is reached;

•	The date at which the Company’s performance necessary to earn the equity instruments is completed.

If, as of the measurement date, the fair value of the equity instruments received is not determinable within reasonable limits, the transaction is recognized based on the fair value of the services provided. If the fair value of both the equity instruments received and the services provided cannot be determined, no revenue is recognized for the services provided and the equity instrument received is recorded at zero carrying value. The amount of revenues recognized for such transactions was insignificant in each of the periods presented.

BAIDU, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”), and in thousands of U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

(6) Other revenue recognition related policies

If a sales arrangement involves multiple deliverables, which are considered separate units of accounting in accordance with ASC subtopic 605-25 (“ASC 605-25”), Revenue Recognition: Multiple-Element Arrangements, the total consideration for such arrangement is allocated to the individual deliverables based on their relative selling price. The selling price for each deliverable is determined using vendor-specific objective evidence (“VSOE”) of selling price, if it exists; otherwise selling price is determined based on third-party evidence (“TPE”) of selling price. If neither VSOE nor TPE of selling price exists, the Company uses its best estimate of the selling price (“BESP”) for that deliverable.

The Company delivers some of its online marketing services to end customers through engaging third-party distributors. In this context, the Company may provide cash incentives to distributors. The cash incentives are accounted for as reduction of revenue in accordance with ASC subtopic 605-50 (“ASC 605-50”), Revenue Recognition: Customer Payments and Incentives.

The Company provides sales incentives to customers to entitle customers to receive reductions in the price of the online marketing services by meeting certain cumulative consumption requirements. The Company accounts for these award credits granted to members in conjunction with a current sale of products or services as a multiple-element arrangement by analogizing to ASC 605-25. The consideration allocated to the award credits as deferred revenue is based on an assumption that the customer will purchase the minimum amount of future service necessary to obtain the maximum award credits available. The deferred revenue is recognized as revenue proportionately as the future services are delivered to the customer or when the award credits expire.

Cash received in advance from customers is recorded as customer advances and deposits. The unused cash balances remaining in the customers’ accounts are included as liabilities of the Company. Deferred revenue is recorded when services are provided before the other revenue recognition criteria set forth in ASC 605-10 are fulfilled.

The Company operates an online game platform, on which registered users could access games provided by online game developers. The rights and obligations of each party to the arrangement indicate that the Company is acting as an agent whereas the online game developer is the principal as a result of being the primary obligor in the arrangement. The Company recognizes the shared revenue, on a net basis, based on the ratios pre-determined with the online game developers when all the revenue recognition criteria set forth in ASC 605-10 are met, which is generally when the user purchases virtual currencies issued by the game developers through the Company’s payment channel. The amount of revenues recognized was insignificant in each of the periods presented.

Fair Value Measurements of Financial Instruments

Financial instruments are in the form of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, due from related parties and due to related parties, long-term held-to-maturity investments, accounts payable and accrued liabilities, customer advances and deposits and short-term and long-term loans. The carrying amounts of these financial instruments, except for long-term held-to-maturity investments and long-term loans, approximate fair value because of their generally short maturities. The carrying amount of long-term held-to-maturity investments and long-term loans approximates their fair value due to the fact that the related interest rates approximate rates currently offered by financial institutions for similar debt instruments of comparable maturities.

BAIDU, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”), and in thousands of U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

Contingencies

The Company records accruals for certain of its outstanding legal proceedings or claims when it is probable that a liability will be incurred and the amount of loss can be reasonably estimated. The Company evaluates, on a quarterly basis, developments in legal proceedings or claims that could affect the amount of any accrual, as well as any developments that would make a loss contingency both probable and reasonably estimable. The Company discloses the amount of the accrual if it is material.

When a loss contingency is not both probable and estimable, the Company does not record an accrued liability but discloses the nature and the amount of the claim, if material. However, if the loss (or an additional loss in excess of the accrual) is at least reasonably possible, then the Company discloses an estimate of the loss or range of loss, if such estimate can be made and material. Otherwise, the Company states that such estimate is immaterial if it can be estimated but immaterial, or discloses that an estimate cannot be made. The assessments of whether a loss is probable or reasonably possible, and whether the loss or a range of loss is estimable, often involve complex judgments about future events. Management is often unable to estimate the loss or a range of loss, particularly where (i) the damages sought are indeterminate, (ii) the proceedings are in the early stages, or (iii) there is a lack of clear or consistent interpretation of laws specific to the industry-specific complaints among different jurisdictions. In such cases, there is considerable uncertainty regarding the timing or ultimate resolution of such matters, including eventual loss, fine, penalty or business impact, if any.

3. INVESTMENTS

Long-term investments

The Company’s carrying amount of cost method investments was RMB389,630 and RMB414,367 (US$65,932) as of December 31, 2011 and September 30, 2012, respectively. The Company’s carrying amount of equity method investments was RMB344,730 and RMB173,716 (US$27,641) as of December 31, 2011 and September 30, 2012, respectively. The Company’s carrying amount of long-term held-to-maturity investments was nil and RMB505,473 (US$80,427) as of December 31, 2011 and September 30, 2012, respectively.

Short-term investments

As of December 31, 2011 and September 30, 2012, short-term investments included (i) fixed-rate and adjustable-rate products in commercial banks in the amount of RMB9,948,896 and RMB15,374,961 (US$2,446,372), respectively, and (ii) available-for-sale debt securities with fixed-rate and adjustable rates in the amount of RMB102,682 and RMB3,338,196 (US$531,154 ), respectively.

During the nine-month periods ended September 30, 2011 and 2012, the Company recorded short-term investment gains of RMB49,383 and RMB504,566 (US$80,284) in earnings, respectively. No gross realized gain or loss from the sales of available-for-sale securities was recorded in each of the nine-month periods.

BAIDU, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”), and in thousands of U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

Investments classified as held-to-maturity securities and available-for-sale securities as of December 31, 2011 and September 30, 2012 were as follows:

	As of December 31, 2011
	Amortized cost	Gross unrecognized holding gains	Gross unrecognized holding losses	Gross unrealized gains	Fair value
	RMB	RMB	RMB	RMB	RMB
Short-term investments
Held-to-maturity securities
Fixed-rate investments	9,848,848	10,504	(25,077)	—	9,834,275
Adjustable-rate investments	100,048	—	(21)	—	100,027

Available-for-sale securities
Adjustable-rate investments	102,637	—	—	45	102,682

BAIDU, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”), and in thousands of U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

	As of September 30, 2012
	Amortized cost	Gross unrecognized holding gains	Gross unrecognized holding losses	Gross unrealized gains	Fair value	Fair value
	RMB	RMB	RMB	RMB	RMB	US$
Short-term investments
Held-to-maturity securities
Fixed-rate investments	14,504,574	40,809	(26,290)	—	14,519,093	2,310,192
Adjustable-rate investments	870,387	1,485	—	—	871,872	138,727

Available-for-sale securities
Fixed-rate investments	250,040	—	—	—	250,040	39,785
Adjustable-rate investments	3,076,361	—	—	11,795	3,088,156	491,369
Long-term investments
Fixed-rate held-to-maturity investments	505,473	1,457	—	—	506,930	80,660

Held-to-maturity securities are stated at amortized cost. The fair values of held-to-maturity securities and available-for-sale securities are determined based on a discounted cash flow model using the discount curve of market interest rates.

The long-term held-to-maturity investments mature in May 2014 and August 2014 in accordance with their contract terms.

BAIDU, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”), and in thousands of U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

4. CHANGES IN EQUITY AND REDEEMABLE NONCONTROLLING INTERESTS

	Attributable to Baidu, Inc.					Non- controlling interests	Total equity	Redeemable non-controlling interests
	Ordinary shares		Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss
	Number of shares	Amount
		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at December 31, 2011	34,914,117	15	1,771,770	13,604,334	(84,403)	97,819	15,389,535	935,978

Net income	—	—	—	7,660,546	—	(6,826)	7,653,720	(45,961)
Other comprehensive income	—	—	—	—	9,523	(119)	9,404	(378)

Noncontrolling interests in an acquired subsidiary	—	—	—	—	—	(1,259)	(1,259)	—
Acquisition of a subsidiary’s shares from noncontrolling interests	—	—	(1,499)	—	—	478	(1,021)	—
Issuance of subsidiary shares	—	—	74,471	—	—	—	74,471	25,989
Disposal of a subsidiary	—	—	—	—	—	5,253	5,253	—
Accretion of redeemable noncontrolling interests	—	—	—	(22,143)	—	—	(22,143)	22,143
Exercise of share-based awards	44,820	—	47,327	—	—	—	47,327	—
Share-based compensation	—	—	121,988	—	—	1,070	123,058	7,295

Balance at September 30, 2012	34,958,937	15	2,014,057	21,242,737	(74,880)	96,416	23,278,345	945,066

Balance at September 30, 2012, in US$		2	320,465	3,380,018	(11,914)	15,341	3,703,912	150,373

BAIDU, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”), and in thousands of U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

5. FAIR VALUE MEASUREMENT

ASC subtopic 820-10 (“ASC 820-10”), Fair Value Measurement: Overall, establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets

Level 2 — Inputs, other than quoted prices, which are directly or indirectly observable in the marketplace

Level 3 — Unobservable inputs which are supported by little or no market activity

ASC 820-10 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Assets and liabilities measured or disclosed at fair value

In accordance with ASC 820-10, the Company measures cash equivalents and available-for-sale securities at fair value on a recurring basis. Cash equivalents are valued using quoted market prices. The fair value of available-for-sale securities and held-to-maturity securities as disclosed is determined based on the discounted cash flow model using the discount curve of market interest rates.

The Company measures certain financial assets, including equity method investments and cost method investments, at fair value on a nonrecurring basis only if an impairment charge were to be recognized. The Company’s non-financial assets, such as intangible assets, goodwill and fixed assets, would be measured at fair value only if they were determined to be impaired on an other-than-temporary basis.

Assets measured or disclosed at fair value are summarized below:

	Fair value measurements at December 31, 2011 using			Total fair value at December 31, 2011
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	RMB	RMB	RMB	RMB
Cash equivalents:
Time deposits	2,419,726	—	—	2,419,726
Money market fund	192,324	—	—	192,324
Short-term investments:
Held-to-maturity securities
Fixed-rate investments	—	9,834,275	—	9,834,275
Adjustable-rate investments	—	100,027	—	100,027
Available-for-sale securities
Adjustable-rate investments	—	102,682	—	102,682

	2,612,050	10,036,984	—	12,649,034

As of December 31, 2011, certain cost and equity method investments, goodwill and intangible assets were measured using significant unobservable inputs (Level 3) and written down from their carrying value to fair value of nil, with impairment charges incurred and included in earnings.

BAIDU, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”), and in thousands of U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

	Fair value measurements at September 30, 2012 using
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total fair value at September 30, 2012
	RMB	RMB	RMB	RMB	US$
Cash equivalents:
Time deposits	538,892	—	—	538,892	85,745
Money market fund	141,929	—	—	141,929	22,583
Short-term investments:
Held-to-maturity securities
Fixed-rate investments	—	14,519,093	—	14,519,093	2,310,192
Adjustable-rate investments	—	871,872	—	871,872	138,727
Available-for-sale securities
Fixed-rate investments	—	250,040	—	250,040	39,785
Adjustable-rate investments	—	3,088,156	—	3,088,156	491,369
Long-term investments:
Fixed-rate held-to-maturity investments	—	506,930	—	506,930	80,660

	680,821	19,236,091	—	19,916,912	3,169,061

6. SHARE-BASED COMPENSATION EXPENSES

Total share-based compensation expenses recognized for the periods ended September 30, 2011 and 2012 have been reported in the following accounts:

	For the nine months ended
	September 30, 2011	September 30, 2012	September 30, 2012
	RMB	RMB	US$
Cost of revenues	5,359	5,741	913
Selling, general and administrative expenses	35,899	50,088	7,970
Research and development expenses	64,129	89,914	14,307

	105,387	145,743	23,190

BAIDU, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”), and in thousands of U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

7. FIXED ASSETS

Fixed assets and the related accumulated depreciation as of December 31, 2011 and September 30, 2012 are as follows:

	As of December 31, 2011	As of September 30, 2012	As of September 30, 2012
	RMB	RMB	US$
Computer equipment	3,450,160	4,519,515	719,118
Office building	393,865	911,482	145,030
Office building related facility, machinery and equipment	137,209	156,240	24,860
Internal-use software development costs	88,065	91,635	14,581
Vehicles	6,943	7,519	1,196
Office equipment	177,509	196,635	31,287
Leasehold improvements	178,932	184,672	29,384
Construction in progress	2,982	118,870	18,914

	4,435,665	6,186,568	984,370
Less: Accumulated depreciation	(1,691,424)	(2,457,079)	(390,956)

	2,744,241	3,729,489	593,414

BAIDU, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”), and in thousands of U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

8. LONG-TERM LOANS

Long-term loans include the principal of the loans, the accrued interests and un-amortized costs.

On October 27, 2010, Baidu Netcom borrowed a loan from the Export-Import Bank of China to finance some of its government-sponsored research projects, at the annual interest rate of 5.60%, with respect to which the government will provide a cash subsidy at the amount that approximates the interest of the loan. The commitment of the unsecured bank loan amounts to RMB140,000 (US$22,276). Baidu Netcom can apply to borrow loans under the commitment from time to time within 3 years. The amount that was borrowed and outstanding as of September 30, 2012 is RMB117,000 (US$18,616). The repayment schedule of the outstanding loan is set forth below. Baidu Netcom has the right to repay and may terminate the loan upon a notice in advance.

Due date	Principal amount
	RMB	US$
October 30, 2012	23,000	3,660
January 30, 2013	23,000	3,660
April 30, 2013	23,000	3,660
July 30, 2013	23,000	3,660
October 30, 2013	25,000	3,976

	117,000	18,616

On July 19, 2011, the Company borrowed a two-year unsecured loan of RMB2,199,680 (US$350,000) from Goldman Sachs Lending Partners LLC at an annual interest rate of 1.30%. The loan was used to finance the acquisition of Qunar and is due on July 14, 2013.

9. INCOME TAXES

The Company is incorporated in the Cayman Islands and conducts its primary business operations through the subsidiaries, VIEs and subsidiaries of the VIEs in the PRC. It also has intermediate holding companies in the British Virgin Islands (“BVI”) and Hong Kong. Under the current laws of the Cayman Islands and BVI, the Company is not subject to tax on income or capital gains. Additionally, upon payments of dividends by the Company to its shareholders, no withholding tax from Cayman Islands and BVI will be imposed. Under the Hong Kong tax laws, Baidu Hong Kong is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

Under the current Enterprise Income Tax (“EIT”) Law of the PRC, which has been effective since January 1, 2008, domestic enterprises and foreign investment enterprises (the “FIEs”) are subject to a unified 25% enterprise income tax rate, except for certain entities that enjoy the preferential tax rates.

The effective tax rate was 14.6% and 12.0% for the nine–month periods ended September 30, 2011 and 2012, respectively, which is less than the PRC statutory EIT rate of 25%, primarily due to additional deductions for research and development expenses and preferential tax rates and tax holidays granted to Baidu Netcom, Baidu Times, Baidu Online and Baidu China. In May 2012, Baidu China obtained the certificate of High and New Technology Enterprise (“HNTE”). Baidu China then recorded an income tax refund in connection with the over-accrual of provisional tax. The preferential EIT rate granted by the Shanghai Tax Bureau to Baidu China and its income tax refund are the major causes of the decrease in the effective tax rate for the nine-month period ended September 30, 2012 as compared to that for the corresponding period ended September 30, 2011.

BAIDU, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”), and in thousands of U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

The effective tax rates are subject to change in subsequent quarters as the estimates of pretax income or loss for the year increase or decrease and certain subsidiaries of the Company may or may not continue to qualify for certain preferential tax rates.

The Company did not provide for deferred income taxes and foreign withholding taxes on the undistributed earnings of foreign subsidiaries as of December 31, 2011 and September 30, 2012. The Company intends to permanently reinvest foreign subsidiaries’ earnings that have been generated from January 1, 2008. If these foreign earnings were to be repatriated in the future, the related earnings may be reduced by any foreign income taxes to be paid on these earnings. Determination of the amount of unrecognized deferred tax liability related to these earnings is not practicable. In the case of its VIEs and their subsidiaries, undistributed earnings were insignificant as of each of the balance sheet dates.

10. RESTRICTED NET ASSETS

Under PRC laws and regulations, there are certain restrictions on the Company’s PRC subsidiaries, VIEs and subsidiaries of the VIEs with respect to transferring certain of their net assets to the Company either in the form of dividends, loans, or advances. Amounts restricted include paid-up capital and statutory reserve funds of the Company’s PRC subsidiaries and the net assets of the VIEs and subsidiaries of the VIEs in which the Company has no legal ownership but has a parent-subsidiary relationship through contractual agreements, totaling RMB1,218,289 and RMB1,772,820 (US$282,081) as of December 31, 2011 and September 30, 2012, respectively.

11. CONTINGENCIES

Litigation

Baidu Netcom, Baidu China, Baidu Online, Baidu Times, Baidu Pay and Qunar were involved in certain cases pending in various PRC courts and arbitration as of September 30, 2012. These cases include copyright infringement cases, unfair competition cases, and defamation cases, among others. Adverse results in these lawsuits may include awards of damages and may also result in, or even compel, a change in the Company’s business practices, which could result in a loss of revenue or otherwise harm the business of the Company.

For many proceedings, the Company is currently unable to estimate the reasonably possible loss or a range of reasonably possible losses as the proceedings are in the early stages, and/or there is a lack of clear or consistent interpretation of laws specific to the industry-specific complaints among different jurisdictions. As a result, there is considerable uncertainty regarding the timing or ultimate resolution of such matters, which includes eventual loss, fine, penalty or business impact, if any, and therefore, an estimate for the reasonably possible loss or a range of reasonably possible losses cannot be made. However, the Company believes that such matters, individually and in the aggregate, when finally resolved, are not reasonably likely to have a material adverse effect on the Company’s consolidated results of operations, financial position and cash flows. With respect to the limited number of proceedings for which the Company was able to estimate the reasonably possible losses or the range of reasonably possible losses, such estimated loss amounts were insignificant.

BAIDU, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”), and in thousands of U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

12. EARNINGS PER SHARE (“EPS”)

The following table sets forth the computation of basic and diluted net income attributable to Baidu, Inc. per share for Class A and Class B ordinary shares:

	For the nine months ended
	September 30, 2011		September 30, 2012
	Class A	Class B	Class A	Class A	Class B	Class B
	RMB	RMB	RMB	US$	RMB	US$
Earnings per share — basic:
Numerator
Allocation of net income attributable to Baidu, Inc.	3,559,218	1,025,749	5,932,166	943,891	1,706,237	271,486
Denominator
Weighted average ordinary shares outstanding	27,079,835	7,804,274	27,129,111	27,129,111	7,803,000	7,803,000

Denominator used for earnings per share	27,079,835	7,804,274	27,129,111	27,129,111	7,803,000	7,803,000
Earnings per share — basic	131.43	131.43	218.66	34.79	218.66	34.79

Earnings per share — diluted:
Numerator
Allocation of net income attributable to Baidu, Inc.	3,561,491	1,023,476	5,934,416	944,249	1,703,987	271,128
Reallocation of net income attributable to Baidu, Inc. as a result of conversion of Class B to Class A shares	1,023,476	—	1,703,987	271,128	—	—
Allocation of net income attributable to Baidu, Inc.	4,584,967	1,023,476	7,638,403	1,215,377	1,703,987	271,128
Denominator
Weighted average ordinary shares outstanding	27,079,835	7,804,274	27,129,111	27,129,111	7,803,000	7,803,000
Conversion of Class B to Class A ordinary shares	7,804,274	—	7,803,000	7,803,000	—	—
Share-based awards	77,471	—	46,130	46,130	—	—

Denominator used for earnings per share	34,961,580	7,804,274	34,978,241	34,978,241	7,803,000	7,803,000
Earnings per share — diluted	131.14	131.14	218.38	34.75	218.38	34.75

Earnings per ADS
Denominator used for earnings per ADS — basic	270,798,350		271,291,110	271,291,110
Denominator used for earnings per ADS — diluted	349,615,800		349,782,410	349,782,410
Earnings per ADS — basic	13.14		21.87	3.48

Earnings per ADS — diluted	13.11		21.84	3.48

The Company did not include certain stock options and restricted shares in the computation of diluted earnings per share for the nine-month periods ended September 30, 2011 and 2012 because to do so would have been anti-dilutive for earnings per share for the respective periods. These stock options excluded in the computation of diluted earnings per share for the respective periods, however, could potentially dilute basic earnings per share in the future.

The Company considered the impact of accretion of the redeemable noncontrolling interests in the calculation of income available to the Company used in the earnings per share calculation, without adjusting net income attributable to the Company presented in the unaudited condensed interim consolidated statements of comprehensive income.

BAIDU, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”), and in thousands of U.S. Dollars (“US$”), except for number of shares and per share (or ADS) data)

13. RELATED PARTIY TRANSACTIONS

Amounts due from related parties mainly represent unsecured loans provided by the Company to an equity investee, of which RMB302,524 (US$48,136) relates to loans with a right of conversion to the equity investee’s equity securities at the option of the Company. As the equity investee is a non-public entity, the conversion feature does not satisfy the net settlement criterion and is not bifurcated in accordance with ASC topic 815-10, Derivatives and Hedging: Overall.

Amounts due to related parties represent unsecured and interest-free loans provided by an equity investee to the Company.

14. SUBSEQUENT EVENTS

Pursuant to the loan agreement with Australia and New Zealand Banking Group Limited (Hong Kong Branch) entered into on September 18, 2012, the Company committed to borrow an unsecured loan denominated in Australia Dollars (AU$, in thousands hereinafter), which will be settled in US$. The loan commitment amounts to AU$105,000 (US$108,000), is intended for the general working capital of the Company and can be drawn down from time to time within two years. The Company drew down AU$55,000(US$56,760) on October 17, 2012 under the loan commitment, with a term of two years and a fixed annual interest rate of 2.75%.

On November 2, 2012, the Company entered into a share purchase agreement with Providence Equity Partners (“Providence”), pursuant to which the Company will purchase all of the Series A and Series B preferred shares of Qiyi.com Inc. (“Qiyi”, an equity investee of the Company) held by Providence. The Company will obtain the controlling interest of Qiyi upon completion of the transaction, which will be accounted for as a business combination in accordance with ASC 805, Business Combinations.